SUBMISSION VIA EDGAR

November 16, 2022

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Melissa Kindelan, Christine Dietz, Patrick Faller and Jan Woo

Re: KWESST Micro Systems Inc.

Amendment No. 5 to Registration Statement on Form F-1

Filed November 14, 2022

File No. 333-266897

Dear Ladies and Gentlemen:

Further to the phone conversation between Dorsey & Whitney LLP and Jan Woo in connection with the above-referenced Amendment No. 5 to the Registration Statement on Form F-1 of KWESST Micro Systems Inc. (the "Company" or "we,") filed on November 14, 2022, we confirm that the risk factor on page 17 with respect to the forum provisions contained in the warrant certificate, pre-funded warrant certificate and warrant agency agreement will be amended to the following in the prospectus to be filed pursuant to Rule 424(b)(4):

The Form of Warrant Certificate and the Form of Pre-funded Warrant Certificate designate the state and federal courts sitting in the City of New York, Borough of Manhattan as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of Warrants or Pre-funded Warrants, as the case may be. The warrant agency agreement designates that disputes relating to such agreement may be litigated in courts located within the Borough of Manhattan in the City of New York. In all three instances, the forum provisions could limit the ability of holders of Warrants and Pre-funded Warrants, as applicable, to obtain a favorable judicial forum for disputes with the Company.

The Form of Warrant Certificate and Form of Pre-funded Warrant Certificate provide that (i) all questions concerning the construction, validity, enforcement and interpretation of the Warrant and Pre-funded Warrant, as applicable, shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflict of laws thereof, (ii) all legal proceedings concerning the interpretation, enforcement and defense of the Warrant and Pre-funded Warrant, as applicable, shall be commenced in the state and federal courts sitting in the City of New York, Borough of Manhattan (the "New York Courts") and (iii) that each party to the Warrant and Pre-funded Warrant, as applicable, irrevocably submits to the exclusive jurisdiction of the New York Courts for the adjudication of any dispute under the Warrant and Pre-funded Warrant, as applicable, or in connection therewith or with any transaction contemplated thereby or discussed therein (including with respect to the enforcement of any provision under the Warrant and Pre-funded Warrant, as applicable), and irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such New York Courts, or such New York Courts are improper or inconvenient venue for such Proceeding.

November 16, 2022

The warrant agency agreement to be entered into with Continental Stock Transfer & Trust (the "Warrant Agency Agreement") provides that all actions and proceedings relating to or arising from, directly or indirectly, the Warrant Agency Agreement may be litigated in courts located within the Borough of Manhattan in the City and State of New York.

Notwithstanding the foregoing, these provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act, Exchange Act or any other claim for which the federal district courts of the United States are the sole and exclusive forum.

Any person or entity purchasing or otherwise acquiring any interest in the Warrants or Pre-funded Warrants, as applicable, will be deemed to have notice of and to have consented to the forum provisions in the applicable agreement. If any action, the subject matter of which is within the scope the forum provisions of the applicable agreement, is filed in a court other than a court of the State of New York (a “foreign action”) in the name of any holder of the Warrants or Pre-funded Warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the New York Courts in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

These forum provision may limit a warrant holder's ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company, which may discourage such lawsuits. Alternatively, if a court were to find these provisions inapplicable or unenforceable with respect to one or more actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations. See "Description of our Securities" and "Market for our Common Shares."

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November 16, 2022

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (613) 319-0537, or Richard Raymer of Dorsey & Whitney LLP, our outside legal counsel at (416) 367-7388.

Sincerely, KWESST Micro Systems Inc.

/s/ Steve Archambault
Steve Archambault Chief Financial Officer

cc: Richard Raymer, Dorsey & Whitney LLP